** AH 3/3/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 4 2003
828

SEC FILE NUMBER
8- 50847



03002785

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/02__ AND ENDING __12/31/02__
     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovack Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__6451 N.Federal Hwy., Suite 1201__
(No. and Street)

Ft. Lauderdale	Florida	33308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. Kovack   (954) 491-1733
                                   (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolies, Fink & Wichrowski
(Name — if individual, state last, first, middle name)

2201 W. Sample Rd., #9-1B	Pompano Beach	Florida	33073
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Ronald J. Kovack_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Kovack Securities, Inc._____, as of _____December 31_____, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Carlo A. Bidone, Jr.
Commission # DD162660
Expires Nov. 14, 2006
Aaron Notary

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KOVACK SECURITIES, INC.
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 and 2001
and
INDEPENDENT AUDITORS' REPORT

KOVACK SECURITIES, INC.
TABLE OF CONTENTS





A Partnership of Professional Associations

Bernard W. Margolies, C.P.A., P.A.
Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying balance sheets of Kovack Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, stockholders equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fink and Wichrowski

January 21, 2003

KOVACK SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 580,771	$ 412,132
Restricted cash	100,000	190,726
Securities owned, not readily marketable	23,841	23,861
Receivables:		
Clearing broker and insurance companies	168,503	672,324
Accounts receivable – officers and other	44,008	
Prepaid expenses	72,899	51,481
Property and equipment, net of accumulated depreciation	142,136	54,073
Organizational costs, net of accumulated amortization		800
Deposits	31,940	38,418
	$ 1,164,098	$ 1,443,815

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts payable and accrued expenses	$ 214,821	$ 562,985
Note payable - insurance	43,784	-
	258,605	562,985
Subordinated note payable	225,000	225,000
Stockholders' equity:		
Common stock, no par value per share, 10,000 shares		
Authorized, 1,818, shares issued and outstanding	319,843	319,843
Additional paid-in capital	10,000	10,000
Retained earnings	350,650	325,987
Total stockholders' equity	680,493	655,830
	$ 1,164,098	$ 1,443,815

The accompanying notes are an integral part of these financial statements.

Page 4

KOVACK SECURITIES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions, and other income	5,468,351	7,900,301
Expenses:		
Commissions	3,904,414	6,301,586
Rent	156,029	52,632
Depreciation and amortization	24,139	12,661
Interest	9,169	9,105
Other	1,017,771	770,996
	5,111,522	7,146,980
Net income	$ 356,829	$ 753,321

The accompanying notes are an integral part of these financial statements.

Page 5

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock Shares	Common Stock Amount	Additional Paid–in Capital	Retained Earnings	Stock Subscriptions Receivable	Total
Balance December 31, 2000	1,818	$ 319,843	$ 10,000	$ 372,426	$ (198,997)	$ 503,272
Distributions				(799,760)		(799,760)
Proceeds from stock Subscription					198,997	198,997
Net income	-	-	-	753,321	-	753,321
Balance December 31, 2001	1,818	319,843	10,000	325,987	-	655,830
Distributions				(332,166)		(332,166)
Net income	-	-	-	356,829	-	356,829
Balance December 31, 2002	1,818	$ 319,843	$ 10,000	$ 350,650	$ -	$ 680,493

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2002 AND 2001

Subordinated borrowings at January 1, 2001	$ 225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2001	225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2002	$ 225,000

KOVACK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 356,829	$ 753,351
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization	24,139	12,661
Investments	20	840
Receivables	503,821	(98,104)
Accounts receivable- stockholder and other	(44,008)	59,725
Prepaid expenses	27,417	(39,225)
Deposits	6,478	(31,574)
Accounts payable and accrued expenses	(348,163)	(82,910)
Total adjustments	169,704	(178,587)
Total cash flows from operating activities	526,533	574,764
Cash flows (used in) investing activities:		
Purchase of property and equipment	(111,402)	(23,498)
Cash flows from (used in) financing activities:		
Receipt of stock subscription		198,997
Stockholder distributions	(332,166)	(799,760)
Principal payments on notes payable - insurance	(5,052)	
Principal payments on capital lease obligations	-	(1,486)
Total cash flows (used in) financing activities	(337,218)	(602,249)
Net increase (decrease) in cash and cash equivalents	77,913	(50,983)
Cash and cash equivalents, beginning of period	602,858	653,841
Cash and cash equivalents, end of period	$ 680,771	$ 602,858
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 9,169	$ 9,105
Insurance financed with debt	$ 48,836	$ -

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer. The Company's offices are located in Pompano Beach, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Securities owned - Securities are carried at market value, which approximates cost. The resulting difference between cost and market is included in income. Securities not readily marketable are value at fair value as determined by management.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations, and subordinated notes payable approximate their carrying value.

Income taxes - The Company with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the shareholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. RESTRICTED CASH

The Company maintains $100,000 collateral with a clearing agents for brokerage transactions.

KOVACK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001 consists of the following:

	2002	2001	Estimated useful lives
Office equipment and furniture	$ 145,107	$ 51,505	5 years
Automobile	22,115	22,115	5 years
Leasehold improvements	17,800	-	
	185,022	73,620	
Less accumulated depreciation	(42,886)	(19,547)	
	$ 142,136	$ 54,073	

Depreciation expense charged to income was $21,432 and $11,861 in 2002 and 2001, respectively.

5. NOTE PAYABLE - INSURANCE

Notes payable - insurance at December 31, 2002 and 2001 consists of the following:

	2002	2001
Installment note payable, due in 10 installments of interest and principal of $5,035, interest at 6.75% unsecured	$ 43,784	$ -

6. SUBORDINATED NOTE PAYABLE

Subordinated note payable at December 31, 2002 and 2001 consists of the following:

	2002	2001
Subordinated note payable, with interest at 4% payable annually, maturing on November 30, 2005, unsecured.	$ 225,000	$ 225,000

KOVACK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

7. STOCKHOLDERS EQUITY

On January 3, 2000 the Company issued 818 shares of its common stock to a related party in exchange for a note receivable in the amount of $198,997. The note receivable was record in the equity as a subscription receivable. The note bore interest at 6.3% and was payable in five equal annual installments of $47,627, including principal and interest, beginning on January 3, 2001. On December 31, 2001 the note receivable was paid in full.

8. LEASES

The Company has several non-cancelable leases for transportation equipment, office facilities and equipment that expire over the next three years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2002: 2003 – $185,023, 2004 - $189,254, 2005 - $193,486, 2006 – $197,718, 2007 - $201,949, thereafter - $276,769.

9. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934. The rule provides the aggregate indebtedness may not exceed 8 times net capital for 12 months after commencing business as a broker-dealer and 15 times net capital thereafter.

The net capital of the Company, as defined by the rule was $591,810 at December 31, 2002. The ratio of aggregate indebtedness to net capital was .44 to 1.

11. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Pompano Beach, Florida office of the Company, and in the regional office of the Securities and Exchange Commission.

KOVACK SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 680,493
Add:	
Allowable subordinated liabilities	225,000
Total capital and allowable subordinated liabilities	905,493
Deducts and or charges:	
Total non-allowable assets	(313,683)
Net capital before haircuts	591,810
Haircuts on securities:	
Other securities	-
Undue concentrations	-
Money markets	-
	-
Net capital	$ 591,810

RECONCILIATION:

Net capital, per page 10 of the December 31, 2002 un-audited Focus Report, as originally filed	$ 591,810
Net audit adjustments	-
Net capital, per December 31, 2002 audited report, as filed	$ 591,810

<table>
<tr><td rowspan="3">FORM
X-17A-5</td><td>

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17
</td></tr>
</table>

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: KOVACK SECURITIES INC.
                                                    [0013]   SEC File Number: 8- 50847
Address of Principal Place of   6451 N. FEDERAL HWY.   [0014]
Business: [0020]
                           FT. LAUDERDALE   FL ——— 33308   Firm ID: 44848
                              [0021] [0022]   [0015]
                                                    [0023]

For Period Beginning 10/01/2002   And Ending 12/31/2002
                          [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: RONALD J. KOVACK - CHAIRMAN   Phone: 954-491-1733
              [0030]   [0031]
Name(s) of subsidiaries or affiliates consolidated in this report:
Name: _____ Phone: _____
                              [0032]   [0033]
Name: _____ Phone: _____
                              [0034]   [0035]
Name: _____ Phone: _____
                              [0036]   [0037]
Name: _____ Phone: _____
                              [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]
Check here if respondent is filing an audited report   ☑ [0042]

ASSETS

Consolidated ○ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	680,771 [0200]		680,771 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	62,335 [0295]		
	B. Other	106,169 [0300]	[0550]	168,504 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	1,141 [0430]		1,141 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	22,700 [0130]		
	B. At estimated fair value	[0440]	22,700 [0610]	22,700 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

[0170]
B.   Other securities

_____
[0180]

8. Memberships in exchanges:

A.   Owned, at market

_____
[0190]

B.   Owned, at cost

	_____	
	[0650]	
	_____	_____ 0
	[0660]	[0900]

C.   Contributed for use of the company, at market value

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

_____	_____	_____ 0
[0480]	[0670]	[0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

_____	_____142,136	_____142,136
[0490]	[0680]	[0920]

11. Other assets

_____	_____148,847	_____148,847
[0535]	[0735]	[0930]

12. **TOTAL ASSETS**

_____850,416	_____313,683	___1,164,099
[0540]	[0740]	[0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	166,926 [1114]	[1315]	166,926 [1560]
B. Other	25,420 [1115]	[1305]	25,420 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	22,475 [1205]	[1385]	22,475 [1685]
18. Notes and mortgages payable:			
A. Unsecured	43,784 [1210]		43,784 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		225,000 [1400]	225,000 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	225,000 [0980]		
B. Securities borrowings, at market value: from outsiders	[0990]	[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders	[1000]		

2.   Includes
     equity
     subordination
     (15c3-1(d))
     of

_____
              [1010]

D.   Exchange
     memberships
     contributed for use
     of company, at   0
     market value   [1430]   [1740]

E.   Accounts and other
     borrowings not
     qualified for net   0
     capital purposes   [1220]   [1440]   [1750]

20.   258,605   225,000   483,605
     TOTAL LIABLITIES   [1230]   [1450]   [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	319,843 [1792]
	C. Additional paid-in capital	10,000 [1793]
	D. Retained earnings	350,650 [1794]
	E. Total	680,493 [1795]
	F. Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	680,493 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	1,164,098 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002   Period Ending 12/31/2002   Number of months _____ 3
[3932]   [3933]   [3931]

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange — 220,685 [3935]
   b. Commissions on listed option transactions — 0 [3938]
   c. All other securities commissions — 243,998 [3939]
   d. Total securities commissions — 464,683 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange — [3945]
   b. From all other trading — 20,459 [3949]
   c. Total gain (loss) — 20,459 [3950]
3. Gains or losses on firm securities investment accounts — [3952]
4. Profit (loss) from underwriting and selling groups — [3955]
5. Revenue from sale of investment company shares — 72,665 [3970]
6. Commodities revenue — [3990]
7. Fees for account supervision, investment advisory and administrative services — 83,481 [3975]
8. Other revenue — 196,869 [3995]
9. Total revenue — 838,157 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers — 88,626 [4120]
11. Other employee compensation and benefits — 8,093 [4115]
12. Commissions paid to other broker-dealers — 671,339 [4140]
13. Interest expense — 2,250 [4075]
    a. Includes interest on accounts subject to subordination agreements — 9,000 [4070]
14. Regulatory fees and expenses — 34,801 [4195]
15. Other expenses — 129,250 [4100]
16. Total expenses — 934,359 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)   -96,202
                                                                                             [4210]

18. Provision for Federal Income taxes (for parent only)
                                                                                             [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above
                                                                                             [4222]

     a.   After Federal income taxes of
                                                                        [4238]

20. Extraordinary gains (losses)
                                                                                             [4224]

     a.   After Federal income taxes of
                                                                        [4239]

21. Cumulative effect of changes in accounting principles
                                                                                             [4225]

22. Net income (loss) after Federal income taxes and extraordinary items   -96,202
                                                                                             [4230]

MONTHLY INCOME
23. Income (current monthly only) before provision for Federal income taxes and extraordinary   15,541
     items   [4211]

EXEMPTIVE PROVISIONS

25.   If an exemption from Rule 15c3-3 is claimed, identify below the section upon which
such exemption is based

A. (k)   (1)--Limited business (mutual funds and/or variable annuities only)   ☐ [4550]

B. (k)   (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained   ☐ [4560]

C. (k)   (2)(ii)--All customer transactions cleared through another broker-dealer on a   ☑ [4570]
fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	All [4335B]
8- 51364 [4335C]	SOUTHWEST CLEARING CORP. [4335C2]	Bonds [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k)   (3)--Exempted by order of the Commission   ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition
    680,493
[3480]

2. Deduct ownership equity not allowable for Net Capital
    [3490]

3. Total ownership equity qualified for Net Capital
    680,493
[3500]

4. Add:
    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital
        225,000
[3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0
[3525]

5. Total capital and allowable subordinated liabilities
    905,493
[3530]

6. Deductions and/or charges:
    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)
        313,683
[3540]

    B. Secured demand note deficiency
        [3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges
        [3600]

    D. Other deductions and/or charges
        [3610]
        -313,683
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0
[3630]

8. Net capital before haircuts on securities positions
    591,810
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
    A. Contractual securities commitments
        [3660]

    B. Subordinated securities borrowings
        [3670]

    C. Trading and investment securities:
        1. Exempted securities
            [3735]

        2. Debt securities
            [3733]

        3. Options
            [3730]

        4. Other securities
            [3734]

D.   Undue Concentration   _____ [3650]

E.   Other (List)

_____ [3736A]   _____ [3736B]

_____ [3736C]   _____ [3736D]

_____ [3736E]   _____ [3736F]

                                       _____ 0   _____ 0
                                            [3736]   [3740]

10.   Net Capital   _____ 591,810
                                                                [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.   Minimum net capital required (6-2/3% of line 19)   _____ 17,240
                                                                          [3756]

12.   Minimum dollar net capital requirement of reporting broker or dealer   _____ 50,000
      and minimum net capital requirement of subsidiaries computed in   [3758]
      accordance with Note(A)

13.   Net capital requirement (greater of line 11 or 12)   _____ 50,000
                                                                          [3760]

14.   Excess net capital (line 10 less 13)   _____ 541,810
                                                                          [3770]

15.   Excess net capital at 1000% (line 10 less 10% of line 19)   _____ 565,949
                                                                          [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.   Total A.I. liabilities from Statement of   _____ 258,605
      Financial Condition   [3790]

17.   Add:

A.   Drafts for immediate credit   _____ [3800]

B.   Market value of securities   _____ [3810]
      borrowed for which no equivalent
      value is paid or credited

C.   Other unrecorded amounts(List)

_____ [3820A]   _____ [3820B]

_____ [3820C]   _____ [3820D]

_____ [3820E]   _____ [3820F]

                                       _____ 0   _____ 0
                                            [3820]   [3830]

19.   Total aggregate indebtedness   _____ 258,605
                                                                          [3840]

20.   Percentage of aggregate indebtedness to   % _____ 44
      net capital (line 19 / line 10)   [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

% _____ 0

[3860] .

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		739,571 [4240]
	A.	Net income (loss)	-96,202 [4250]
	B.	Additions (includes non-conforming capital of | [4262])	37,124 [4260]
	C.	Deductions (includes non-conforming capital of | [4272])	[4270]
2.	Balance, end of period (From item 1800)		680,493 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		225,000 [4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		225,000 [4330]



A Partnership of Professional Associations

Bernard W. Margolies, C.P.A., P.A.
Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kovack Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the Company has met the conditions and is exempt from compliance with Rule 15c3-3, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Margolis, Fil and Wajkrowski

Pompano Beach, Florida
January 21, 2003